Form 51-102F1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Management’s Discussion & Analysis

Annual Audited Consolidated Financial Statements for the

Year ended December 31, 2008

The following discussion and analysis of the financial position and results of operations for Las Vegas From Home.com Entertainment Inc. (the “Company” or “LVFH”) should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2008, 2007 and 2006, and which are prepared in accordance with Canadian generally accepted accounting principals.  The audited consolidated financial statements and notes thereto have been reviewed by the Company’s Auditor.  The following discussion and analysis, which has not been reviewed by the Company’s Auditor, should also be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2008,  2007 and 2006.

The following information will include all the disclosure required under Form 51-102F1 for Annual MD&A.

The following information is prepared as at April 29, 2009.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Description of Business

The principal business of the Company is the developing and marketing of software for on-line Asian multi-player interactive games.

Las Vegas From Home.com Entertainment Inc. is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents on www.sedar.com.  The Company was a foreign private issuer in the United States of America and used to file on EDGAR, its annual report on Form 20-F and other reports on Form 6K.  The following link,http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=0001061612&filenum=&State=&SIC=&owner=include&action=getcompany will give you direct access to the Company’s United States Securities and Exchange Commission (“U.S. S.E.C.”) filings.  On April 13, 2009, the Company filed a Form 15F to terminate the registration of its common stock under section 12(g) of the Securities Exchange Act and its reporting obligations under the Act.  As a result, the Company’s common stock is no longer quoted in the Over-The-Counter Bulletin Board but is quoted in the U.S.A. on the Pink Sheets.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2008

Selected Annual Information

Selected annual information from the audited consolidated financial statements for the three years ended December 31, 2008, 2007 and 2006 is shown in the following table:

	2008	2007	2006
Revenues	$737,434	$1,568,732	$748,425
Interest Income	104,235	304,305	109,593
Loss before other items	(3,214,822)	(4,326,242)	(4,839,123)
Loss per common share before other items	*(0.03)	*(0.04)	* (0.05)
Net Loss and Other Comprehensive Loss (1)	(3,079,510)	(3,988,276)	(4,593,428)
Basic and Diluted Loss per common share	*(0.03)	*(0.04)	* (0.05)
Total Assets	4,023,322	7,160,671	9,617,355
Long term financial obligations	Nil	Nil	Nil
Cash dividends	Nil	Nil	Nil

*  Earnings (loss) per common share in the above table is based on the number of shares outstanding at year end, and not on the weighted average number of shares outstanding for the periods (Canadian GAAP) as shown in the audited Consolidated Statements of Operations for the years ended December 31, 2008, 2007 & 2006.

(1)

Comprehensive Income/(Loss) consists of Net Income/(Loss) and Other Comprehensive Income/(Loss).

For the twelve month period ended December 31, 2008, the Company has recorded revenues of $737,434 (2007: $1,568,732) (2006: $748,425). The reduction in total revenues during 2008 was due to a decrease in the percentage of the Company’s share of revenues.  Interest income was $104,235 (2007: $304,305) (2006: $109,593).  The decrease in the interest income during 2008 was due to lower interest rates and a reduction in the Company’s term deposits. The loss before other items was $(3,214,822) as compared to a loss  in 2007 of $(4,326,242) as compared to a loss in 2006 of $(4,839,123) and, the basic net (loss) per common share in 2008 was $(0.03) as compared to a basic net (loss) of $(0.04) in 2007 as compared to a basic net loss of $(0.05) in 2006.  The Company’s Operating Expenses during 2008 decreased to $3,952,256 as compared to $5,894,974 in 2007 as compared to $5,587,548 in 2006.  The items that mainly contributed to the decrease in the Company’s Operating Expenses were Consulting and professional fees, Legal, accounting and audit, Rent, office and miscellaneous, Salaries and benefits, Shareholder communication, and Travel, meals and entertainment.

The Company has never paid any cash dividends and has no plans to pay any cash dividends in the future.  The weighted average number of common shares was 106,473,997 in 2008 as compared to 101,428,720 in 2007 as compared to 97,236,825 for the same period in 2006.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2008 (and up to April 29, 2009)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2008

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The principal business of the Company is the developing and marketing of software for online Asian multi-player interactive card games.

During 2006, the Company incorporated MTV Ventures Inc. (“MTV”), a 100% wholly owned Antiguan subsidiary, which is in the business of marketing and licensing the Company’s online Asian multi-player interactive card games software.

The principal revenues of MTV is from collecting licensing fees and royalties.

On November 10, 2006, the Company caused to incorporate MT Commerce Limited (“MT Commerce”), a United Kingdom corporation.  MT Commerce is a 100% wholly-owned subsidiary of the Company.  It is the Company’s intention that MT Commerce Limited act as payment processor for the Company and its subsidiaries.  Furthermore, the Company changed the name of its Cypriot subsidiary, APG Enterprises Ltd. to MTO Commerce Ltd.

On February 22, 2008, the Company caused to incorporate Blue Cactus Enterprises Inc. (“Blue Cactus”), a 100% wholly-owned Antiguan subsidiary.  It is the Company’s intention for Blue Cactus to act as a licensing and/or payment processing entity for the Company and its subsidiaries.

On January 5, 2009, the Company incorporated KT Communications Inc. (“KT

            Communications”), a 100% wholly-owned British Columbia subsidiary.  It is the Company’s     intention for KT Communications to operate as a skill-based games site.

Management determined that to comply with the U.S. S.E.C. requirements would result in incurring considerable expenses and as there was insufficient investor interest from the U.S.A. to justify such considerable expenses, Management decided that it would be in the best interest of the Company to terminate its U.S. S.E.C. registration.  Consequently, on April 13, 2009, the Company filed a Form 15F to terminate the registration of its common stock under section 12(g) of the Securities Exchange Act and its reporting obligations under the Act.  As a result, the Company’s common stock is no longer quoted in the Over-The-Counter Bulletin Board but is quoted in the U.S.A. on the Pink Sheets under the symbol “LVFHF”.

The Company’s common shares continue to trade in Canada on the TSX Venture Exchange under the symbol “LVH”, and in Germany on both the Frankfurt and Berlin Exchanges under the symbol “LVH”.

Although Management believes that the Internet gaming related activities of MTV, Blue Cactus and KT Communications will represent lawful business, there is the risk that the legality of the Internet gaming related activities of MTV, Blue Cactus and KT Communications may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

The Company is continually enhancing and upgrading the Company’s Gaming Software in order to enable the Company to increase its revenues.

The Company is presently not a party to any legal proceedings.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2008 (and up to April 29, 2009)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2008

The Company has entered into a short term lease agreement dated January 1, 2009 for up to six months with an arm’s length third party in respect to approximately 6,414 square feet of office space.  Current monthly payment for the lease consists of $20,311 plus GST for rent and, $10,914 plus GST for the Company’s proportionate share of the building property taxes and operating expenses.  In order for the Company to reduce its current rent expense, Management of the Company is presently exploring the possibilities of relocating to another office space in the Greater Vancouver area upon the termination of the Company’s current lease.

At the Annual General Meeting of the Company’s shareholders which was held on June 16, 2008, the shareholders received the Audited Consolidated Financial Statements for the year ended December 31, 2007 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor.

On December 28, 2007, the Company’s wholly-owned subsidiary, MTV, signed a Software Licensing Agreement (“SLA”) with a subsidiary of CY Foundation Group Limited (“CY Foundation”) (HKSE:1182) to provide CY Foundation and its subsidiaries with LVFH’s software gaming platform in the People’s Republic of China (“PRC”).  In addition to entering into an SLA to provide CY Foundation with the LVFH software for the entire PRC, the Company also entered into a Definitive Agreement with CY Foundation to pay CY Foundation $850,000 (paid on March 4, 2008) in order for CY Foundation to exclusively use the LVFH Software (“Exclusivity Rights”) to operate certain online games (the “Selected LVFH Software”) in the Henan Province and in the city of Beijing including its suburbs (the “Designated Territory”).  To acquire the Exclusivity Rights for its software in the Designated Territory for $850,000, LVFH completed a private placement with Special Opportunity Limited (“SPO”).  In February 2008, the Company issued to SPO 5,000,000 units at $0.17 per unit, each unit consisted of one common share of the Company and one warrant to buy one additional share of the Company at $0.25 until February 19, 2009.  All the warrants issued to SPO expired unexercised on February 19, 2009.

Subsequently and by mutual consent, the Definitive Agreement was terminated for a consideration of $500,000 which was paid to the Company by CY Foundation, and the Company renegotiated and entered into a revised Software Licensing Agreement with CY Foundation. As a result of the cancellation of the Definitive Agreement and in consideration of CY Foundation advertising the Company’s software in the People’s Republic of China, the Company paid CY Foundation the amount of $350,000 for their services, which is expensed in the Company’s 2008 advertising and promotion.

During Q1 of 2008, Equipment and Software Development costs were increased by $850,000 which was the amount paid to CY Foundation for the Exclusivity Rights.  However, during Q2 of 2008 the amount was reversed as a result of the termination of the Exclusivity Rights.

The transaction with Touchdown Capital Inc. (“TDCI”), a related company by certain common directors and officers, which was announced on January 9, 2008 and which would have been TDCI’s Qualifying Transaction was terminated by mutual consent.  As a result of the termination, TDCI will resume its pursuit of another Qualifying Transaction with another party.  TDCI is related to the Company by virtue of the fact that the Company’s CEO, namely Jacob H. Kalpakian is also the CEO of TDCI, the Company’s CFO namely Bedo H. Kalpakian is also the CFO of TDCI, and Neil Spellman is a director of both the Company and TDCI.

As of December 31, 2008, the Company’s Canadian operations employed 28 people (December 31, 2007: 34) consisting of staff and management.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2008 (and up to April 29, 2009)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2008

During the year ended December 31, 2008, in keeping with Management’s commitment to support worthwhile causes the Company made a donation in the amount of $5,000 to the Zajac Ranch for Children. The Zajac Ranch is a camp dedicated to “raising the spirits” of children with life threatening, chronic illnesses or disabilities and the Zajac Ranch project is spear headed by the Zajac Foundation, a non-profit organization registered as a charitable institution with the Government of Canada.

During 2007, the Company was successful in negotiating down the cost of a marketing contract with a local advertising company, which resulted in the Company having a gain on settlement of debt in the amount of $112,369.

At the Annual General Meeting of the Company’s shareholders which was held on June 22, 2007, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2006 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor.

Discontinued Operations

The Company’s former Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), was in the business of developing and marketing of software for online multi-player interactive card games.

Action’s operations were located at the facilities of Mohawk Internet Technologies Inc. ("Mohawk"), which acted as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

The gaming and entertainment operations were carried on by Action.  The principal revenues of Action were from collecting rakes, licensing fees and royalties.

On September 29, 2006, both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating Antiguan subsidiary, Action, cease taking deposits from US based players as of October 13, 2006 and sold Action, which included all of the Action Poker brands, its licensed online casino software which was operated by Action under the URL www.playvegasfromhome.com, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network (collectively referred to as the “APGN”) for a selling price of US$2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly-owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX.V”) approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.

Revenues

For the twelve month period ended December 31, 2008, the Company has recorded revenues of $737,434 (December 31, 2007: $1,568,732; December 31, 2006: $748,425).

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2008 (and up to April 29, 2009)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2008

Expenses

For the year ended December 31, 2008, operating expenses were $3,952,256 as compared to $5,894,974 for the year ended December 31, 2007.  The Operating Expenses during 2008 were lower than the previous corresponding year mainly due to the Company downsizing its operations as a result of the global economic conditions.  The items which mainly contributed to the decrease in Operating Expenses during 2008 were:  Consulting & professional fees of $124,476 as compred to $804,893 for the corresponding period in 2007, Legal, accounting and audit was $109,633 as compared to $202,177 for the corresponding period in 2007, Salaries and benefits  decreased to $2,396,631 as compared to $2,612,833 for the year ended December 31, 2007, Shareholder communications was $1,716 as compared to $7,150 during the corresponding period in 2007, and Travel, meals and entertainment decreased to $117,088 as compared to $256,016 for the same period in 2007.

Interest Income

For the twelve month period ended December 31, 2008, the Company had interest income in the amount of $104,235 as compared to $304,305 during the corresponding period in 2007.  The decrease in interest income during 2008 was due to lower interest rates and the reduction in the Company’s term deposits.

Discontinued Operations

The Company recorded a loss from discontinued operations of $0 during 2008 as compared to a loss, net of tax, of $(78,708) from discontinued operations in 2007.

Net Loss

During the year ended December 31, 2008, the Company had a net loss of $(3,079,510) or $(0.03) per share (weighted average) as compared to a net loss of $(3,988,276) or $(0.04) per share (weighted average) in the same period of 2007.  During the year ended December 31, 2008, the Company’s weighted average number of common shares was 106,473,997 as compared to 101,428,720 for the same period in 2007.

Liquidity and Capital Resources

As at December 31, 2008, the Company’s total assets were $4,023,322 as compared to $7,160,671 for the corresponding period in 2007.  The Company’s total liabilities were $149,209 as compared to $258,170 at December 31, 2007. The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.  As at December 31, 2008 the Company has no long-term debt.

As at December 31, 2008, the Company’s cash and cash equivalents were $3,373,352 as compared to $6,166,076 at December 31, 2007.

As at December 31, 2008, the Company’s accounts receivable was $22,826 as compared to $115,737 at December 31, 2007.  Due from related parties at December 31, 2008 was $3,150 as compared to $17,512 at December 31, 2007.  Prepaids and lease deposits at December 31, 2008 were $7,384 as compared to $13,234 at December 31, 2007.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2008 (and up to April 29, 2009)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2008

Operating Activities

During the period ended December 31, 2008 the Company used $2,418,686 of cash as compared to $2,434,822 of cash from operating activities in the corresponding period of 2007.

Financing Activities

During the twelve months ended December 31, 2008, cash provided by financing activities was $9,200 as compared to $1,074,261 for the twelve months ended December 31, 2007.  During 2007, the Company received funds in the amount of $850,000 pursuant to a Private Placement Subscription Agreement for 5,000,000 units of the securities of the Company which were issued on February 19, 2008.

Investing Activities

The Company used $23,693 for investing activities during the twelve months ended December 31, 2008 as compared to $183,852 for the purchase of equipment during the twelve months ended December 31, 2007.

Working Capital

For the year ended December 31, 2008, the Company had a working capital of $3,257,503 as compared to $6,054,389 for the same period in 2007.

Capitalization

In order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to further upgrading the Company’s Gaming Software so as to have additional games and features. If the Company is successful in increasing its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow.

As at December 31, 2008, the Company’s total number of issued and outstanding common shares was 107,149,545 as compared to 102,070,795 as at December 31, 2007 as compared to 100,234,270 as at December 31, 2006.

During the year ended December 31, 2008, the Company completed the private placement entered into with Special Opportunity Ltd. (“SPO”), a foreign investment holding company, and issued 5,000,000 units at the purchase price of $0.17 per unit for total proceeds to the Company of $850,000.  Each unit consisted of one common share and one non-transferable share purchase warrant to purchase an additional common share of the Company at the price of $0.25 per common share until February 19, 2009.  The fair value attached to these warrants was $50,000.  On February 19, 2009, all the share purchase warrants expired unexercised.

Proceeds received by the Company from all financings, with the exception of the $850,000 received from SPO, are being utilized for general working capital purposes.  The $850,000 received from SPO was used to acquire the Exclusivity Rights from CY Foundation.  Subsequently and by mutual consent, the Definitive Agreement was terminated for a consideration of $500,000 which was paid to the Company by CY Foundation (See Results of Operations).  This $500,000 shall be utilized by the Company for general working capital purposes.

The Company has granted stock options to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding stock options be exercised by any party, then any

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2008 (and up to April 29, 2009)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2008

funds received by the Company shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised.

During the year ended December 31, 2008, the Company issued 78,750 common shares of the Company to employees as a result of exercising stock options at prices from $0.10 to $0.12 per common share for total proceeds to the Company of $9,200.

As at December 31, 2008, there were 10,328,750 stock options outstanding with a weighted average exercise price of $0.12 per share.  Subsequent to December 31, 2008 a total of 180,000 stock options with exercise prices ranging from $0.10 to $0.12 per share were cancelled on February 24, 2009.

During the year ended December 31, 2007, the Company issued 1,961,500 common shares of the Company to employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.27 per common share for total proceeds to the Company of $247,755.

As at December 31, 2007, there were 11,287,500 stock options outstanding with a weighted average exercise price of $0.13 per share.

During the twelve month period ended December 31, 2006, a total of 584,592 stock options were exercised at prices ranging between $0.12 and $0.19 per common share for total proceeds to the Company of $93,755.  During the twelve month period ended December 31, 2006, a total of 5,549,000 stock options exercisable at prices ranging between $0.12 and $0.46 per common share expired and 9,815,000 employee stock options exercisable at prices between $0.12 and $0.27 per common share were granted during the period

As at December 31, 2006, there were 13,653,000 stock options outstanding with a weighted average exercise price of $0.15 per share.

As at December 31, 2008, there were 5,000,000 share purchase warrants outstanding exercisable at $0.25 per share which have expired on February 19, 2009.

During the year ended December 31, 2007, the Company issued 25 common shares of the Company as a result of the exercising of broker’s compensation warrants at the price of $1 per common share for total proceeds to the Company of $25.

During the year ended December 31, 2007, an aggregate number of 7,942,725 share purchase warrants expired unexercised.

During the year ended December 31, 2006, the Company issued 465,000 common shares of the Company to various warrant holders as a result of the exercising of warrants at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $99,000.

The Company received TSX.V approval on October 30, 2006 to commence a normal course issuer bid.  Under the bid, which was conducted pursuant to the rules of the TSX.V, the Company could have purchased up to 8,913,000 of its common shares (the "Common Shares") representing approximately 8.9% of the Company's then issued and outstanding Common Shares.  The Company had until November 3, 2007 to purchase any or all of its 8,913,000 Common Shares.  The price at which the Company could have purchased its Common Shares would have been the market price thereof at the time of acquisition. Purchases of Common Shares would have been made in the open market through the facilities of the TSX.V.  Any Common Shares acquired by the Company would be cancelled. Purchases under the bid would have been made on behalf of the Company by Wellington West Capital Markets Inc.  As of December 31, 2007, the Company returned to treasury for cancellation 125,000 common shares,

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2008 (and up to April 29, 2009)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2008

which were purchased for a total cost of $22,500.  The share repurchase resulted in an increase to contributed surplus of $14,375 and reduction to capital stock of $36,875.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended December 31, 2008:

For the Quarterly Periods ended	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
Total Revenues	$165,797	137,190	235,298	199,148
Loss before other items	(827,607)	(657,702)	(1,045,263)	(684,251)
Loss per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)
Net loss for the period	(776,584)	(641,135)	(1,030,089)	(631,703)
Basic net loss per common share	(0.01)	(0.01)	(0.01)	(0.01)

For the Quarterly Periods ended	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
Total Revenues	$230,968	292,973	126,428	918,363
Loss before other items	(759,925)	(1,257,229)	(1,753,042)	(556,046)
Loss per common share before other items	(0.01)	(0.01)	(0.02)	(0.01)
Net earnings/(loss) for the period	(803,671)	(1,182,671)	(1,641,628)	(360,306)
Basic net earnings/ (loss) per common share	(0.01)	(0.01)	(0.02)	(0.00)

Note: Gain (loss) per common share calculations in the above tables are based on the number of shares outstanding for the periods, and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Consolidated Statements of Operations for the above mentioned periods.

Quarterly Results

For the three months ended December 31, 2008 and December 31, 2007.

During the three month [fourth quarter] period ended December 31, 2008, the Company had a net loss of $(776,584 or $(0.01) per share as compared to a net loss of $(803,671) or $(0.01) per share in the same three month [fourth quarter] period of 2007.  Total revenues were $165,797 as compared to revenues of $230,968 for the same period in 2007.  Operating costs were $993,404 as compared to $990,893 for the same period in 2007.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2008 (and up to April 29, 2009)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2008

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment.  The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

General legislative risk

Although Management of the Company believes that the conduct of Internet gaming related activities by MTV, Blue Cactus and KT Communications represent lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it can have a material adverse impact on the business and financial affairs of the Company.

Competition

The marketplace for the Company’s Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new costly venues of advertising and promotion are being used by the Online Gaming Industry so as to attract new customers and retain existing ones.  The Company’s products and services compete against those of other companies that have greater financial, marketing, technical and other resources than those of the Company.

Internet and system infrastructure viability

Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues.  Furthermore, the Company can be severely and adversely affected from power failures, internet slowdowns or failures, software slowdowns or failures and hackings.

Reliance on key personnel

The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company.

Customer concentration

The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company.

Payment processing

Changes in policies of companies, financial institutions or banks, that handle credit card transactions and/or other types of financial transactions for on-line gaming, can have an adverse impact on the business and financial affairs of the Company.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2008 (and up to April 29, 2009)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2008

Foreign exchange rates

The profitability of the Company can be affected by fluctuations in the exchange rate of the US Dollar in relation to the Canadian Dollar due to the fact that the Company’s revenues are generated in US Dollars while a major portion of the Company’s expenses are incurred in Canadian Dollars.

Share price volatility and liquidity

The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Factors such as the Company’s quarterly results, changes in existing legislation, new legislation, technological changes and general market conditions may adversely affect the market price of the Company’s common shares. There is a limited trading market for the Company’s common shares and the ability of investors to sell their shares or the price at which those shares may be sold cannot be assured.

Growth management

If the Company’s software gains traction in the market, rapid growth may occur which may result in certain strains on the Company. The Company will have to manage, hire and retain qualified employees and control its expenses in order to grow profitably.

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This would result in further dilution to the Company's shareholders.

Revenues and Dividends

While the Company currently generates revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues.  The Company intends to retain its earnings in order to finance growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

Related Party Transactions

The Company shares office space and certain expenses with Kokomo Enterprises Inc. (“Kokomo”) (formerly Zab Resources Inc. [“Zab”]) and Touchdown Capital Inc. (“TDCI”), companies related by certain common officers and directors.  Rent for the office premises is paid by the Company.  Kokomo and TDCI are charged for their proportionate share of office rent and office services provided by the Company.  Effective January 1, 2008, Mountain Capital Inc. (“MCI”) and Colt Resources Inc. (“CRI”), companies related by certain common officers and directors, have relocated offices and terminated the services provided by the Company previously.

Kokomo is related to the Company by virtue of the fact that Kokomo’s CEO and CFO, namely Bedo H. Kalpakian, is the Chairman and CFO of the Company, and the Vice President of Kokomo namely Jacob H. Kalpakian, is the CEO and President of the Company.  Furthermore, Neil Spellman is a director of both the Company and TDCI, and Gregory T. McFarlane is a director of both the Company and Kokomo.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2008 (and up to April 29, 2009)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2008

Furthermore, Bedo H. Kalpakian is the CFO and Secretary of TDCI while Jacob H. Kalpakian is the CEO & President of TDCI.

Amounts due from related parties are due on demand with certain amounts bearing interest at prime plus 1%.

Amounts payable to directors are for expenses incurred on behalf of the Company and are payable on demand with no interest.

On November 4, 2002, the Company entered into a licensing agreement with Kokomo for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Kokomo.  During the year ended December 31, 2008, the Company paid $Nil (2007: $Nil; 2006: $219,160) to Kokomo for its share of gaming royalties generated from its investment in the three card games software.  On May 5, 2006, Kokomo sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares of the Company at a deemed price of $0.36 per share determined by the market value of the Company’s common shares, for a total acquisition cost of $2,401,200, as determined by an independent valuation.  The 6,670,000 common shares of the Company, which were issued to Kokomo, were restricted from trading until May 1, 2007.

For the twelve month period ended December 31 2008, Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) was paid $360,000 (2007: $360,000).  The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Services Agreement (the "Agreement") effective July 1, 2005, the remuneration payable to Kalpakian Bros. is $30,000 plus GST per month.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.

As of December 31, 2008, an amount of $3,150 is due from related parties which consists of the following:

	2008	2007
Receivables from MCI
Rent charged by LVFH	$ 0	$ 318
Office services charged by LVFH	0	1,272
	0	1,590
Receivables from TDCI
Rent charged by LVFH	315	318
Office services charged by LVFH	1,260	1,272
	1,575	1,590

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2008 (and up to April 29, 2009)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2008

Receivable from Kokomo

Rent charged by LVFH	315	318
Office expense charged by LVFH	1,260	1,272
Reimbursements for expenses paid by LVFH	0	504
	1575	2,094
Receivables from CRI
Rent charged by LVFH	0	2,120
Office services charged by LVFH	0	8,480
Reimbursements for expenses paid by LVFH	0	1,638
	0	12,238
Receivable from related parties	$ 3,150	$ 17,512

 As at December 31, 2008, the following amounts were paid to the Company:

The Company charged Kokomo for:
(a) rent of $3,600 (2007 - $4,000; 2006 - $6,000),
(b) office expenses of $14,400 (2007: $12,000; 2006 - $Nil), and,
(c) other expenses of $2,563 (2007 - $504; 2006 - $244);

The Company charged CRI for:
(d) rent of $Nil (2007 - $11,500; 2006 - $Nil),
(e) office expenses of $Nil (2007: $46,000; 2006 - $Nil), and,
(f) other expenses of $144 (2007 - $Nil; 2006 - $Nil);

The Company charged MCI for:
(g) rent of $Nil (2007 - $3,000; 2006 - $Nil),
(h) office expenses of $Nil (2007- $12,000; 2006 - $Nil), and,
(i) other expenses of $14 (2007 - $Nil; 2006 - $Nil);

The Company charged TDCI for:
(j) rent of $3,600 (2007 - $3,000; 2006 - $Nil),
(k) office expenses of $14,400 (2007- $12,000; 2006 - $Nil), and,.
(l) other expenses of $45 (2007 - $Nil; 2006 - $Nil).

As at December 31, 2008, the Company paid Kokomo the following:

Kokomo charged the Company for:
(a) payroll expenses of $Nil (2007 - $Nil; 2006 - $322,629); and
(b) other expenses of $3,950 (2007: $4,061; 2006 - $Nil).

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2008 (and up to April 29, 2009)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2008

Financial Instruments

The Company has designated its cash and cash equivalents as held-for-trading; accounts receivable as loans and receivables; accounts payable and accrued liabilities, as other liabilities.

Prior to the adoption of CICA Handbook Section 3855, the Company disclosed the fair value of its financial instruments. The carrying values of cash, term deposits, receivables, and accounts payable and accrued liabilities approximated their fair values due to the relatively short periods to maturity of those financial instruments.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a) Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy. In regards to amounts receivable, the Company is not exposed to significant credit risk as they are due from governmental agencies, and risks on accounts receivable from licensees are minimal, as accounts receivable balances are insignificant.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as all amounts are held at one major Canadian financial institution.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	2008	2007
Bank accounts	$ 100,747	$ 966,076
Term deposits	$ 3,272,605	$ 5,200,000
Balance:	$ 3,373,352	$ 6,166,076

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment grade ratings by a primary ratings agency. The Company has no asset backed securities.

Included in accounts receivable is $3,150 (2007: $17,512) due from related parties. Credit risk has been assessed as low by management as the Company has strong working relationships with the related parties involved.

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company maintains substantially sufficient cash and cash equivalents at December 31, 2008 in the amount of $3,373,352 (2007 - $6,166,076) in order to meet short-term business requirements. At December 31, 2008, the Company had accounts payable and accrued liabilities of $149,209 (2007 -$257,827).

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2008 (and up to April 29, 2009)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2008

(c) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

i.    Interest rate risk

The Company’s cash and cash equivalents consists of cash held in bank accounts and    guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of December 31, 2008. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The Company’s sensitivity analysis suggests that a 1% change in interest rates would have a $33,733 effect on interest income.

ii.   Foreign currency risk

The Company is exposed to foreign currency risk as it holds cash denominated in United States currencies. The Company has not entered into any foreign currency contracts to mitigate this risk. The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.

Of the Company’s cash and cash equivalents less than 1% are in US dollars, approximately US$3,659 (CDN $4,457) of US dollar denominated cash and cash equivalents. The Company’s reported earnings include gain/losses on foreign exchange, largely reflect revaluation of its foreign operations. The future foreign exchange gain or loss would change based on the level of foreign operating activities.

    iii. Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

Significant Accounting Policies

The audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), consistently applied, which include the significant accounting policies as described in Note 5 of the audited consolidated financial statements.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2008 (and up to April 29, 2009)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2008

Disclosure over Internal Controls

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that all relevant information is gathered and reported within the time periods required by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Venture Issuers are not required to provide representations in their annual and interim filings relating to the establishment and maintenance of DC&P and ICFR, as defined in National Instrument NI 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishments and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded and reported within the time periods specified in securities legislation and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Convergence with International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of the IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Capital Stock

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Outstanding Share Data	Number of Common Shares	Number of Preferred Shares	Exercise($) Price per common share	Expiry Dates
Issued and Outstanding as at April 29, 2009	107,149,545	Nil	N/A	N/A
Stock Options as at April 29, 2009	10,148,750	Nil	$0.10 to $0.205	Dec 22/2009 – April 15/2011
Fully Diluted as at April 29, 2009	117,298,295	Nil	N/A	N/A

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2008 (and up to April 29, 2009)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2008

Outlook

The Company shall primarily focus its operations in the Asian Market. The Company shall concentrate its efforts on developing new games and licensing the Company’s Asian Multiplayer Software Platform to third parties.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2008 (and up to April 29, 2009)